

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Leslie Trigg
President and Chief Executive Officer
Outset Medical, Inc.
3052 Orchard Drive
San Jose, California 95134

      Re: Outset Medical, Inc.
          Draft Registration Statement on Form S-1
          Submitted November 19, 2020
          CIK. No. 0001484612

Dear Ms. Trigg:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Lindsay at (202) 551-7237 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences